SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                              USA DETERGENTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   902938 10 9
                                 (CUSIP Number)

                               Frederick R. Adler
                           1520 South Ocean Boulevard
                            Palm Beach, Florida 33480
                                 (561) 659-2001
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.


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                                                     SCHEDULE 13D
CUSIP No. 902938 10 9

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Frederick R. Adler

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
              PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

NUMBER              7.     SOLE VOTING POWER
OF                                       13,500

SHARES              8.     SHARED VOTING POWER
BENEFICIALLY                      -0-

OWNED BY            9.     SOLE DISPOSITIVE POWER
EACH                                     13,500

REPORTING           10.    SHARED DISPOSITIVE POWER
PERSON WITH                       -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                         2,114,183(*)
              (*) 1,750,683 of these shares may be deemed to be beneficially owned for federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust. 350,000 of these shares may be deemed to be beneficially owned for federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Adler Children Trust. Mr. Adler expressly disclaims beneficial ownership of such 2,100,683 shares held by these trusts.


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12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         14.9% (**)
              (**) Excluding the shares held by the Frederick R. Adler Intangible Asset Management Trust and the Adler Children Trust, the Reporting Person would beneficially own less than 1% of the outstanding Common Stock.

14.    TYPE OF REPORTING PERSON
                                       IN




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This Amendment No. 2 filed by Frederick R. Adler (the "Reporting  Person")amends a report on Schedule 13D filed January 28, 1997 and Amendment No. 1 filed January 9, 1998 and is being filed to reflect the transfer to the Adler Children Trust, on December 29, 1998, of a warrant (the "Warrant") to purchase 350,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of the Issuer by the Reporting Person.

Item 1.       SECURITY AND ISSUER

       No change.

Item 2.       IDENTITY AND BACKGROUND

       No change.

Item 3.       SOURCE AND AMOUNT OF FUNDS.

       No change.


Item 4.       PURPOSE OF TRANSACTION

       All shares of Common Stock beneficially owned by the Reporting Person were acquired solely for investment purposes. The Reporting Person transferred the Warrant to the Adler Children Trust (the "Children's Trust"). The Reporting Person's children are the beneficiaries of, and his wife is the Trustee of, the Children's Trust.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) Mr. Adler beneficially owns an aggregate of 13,500 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock. The Children's Trust beneficially owns the Warrant, representing approximately 2.5% of the outstanding shares of Common Stock. The Frederick R. Adler Intangible Asset Management Trust (the "Management Trust"), of which the Reporting Person is settlor and beneficiary, beneficially owns an aggregate of 1,750,683 shares of Common Stock, representing approximately 12.7% of the outstanding shares of Common Stock. Mr. Adler may be deemed to beneficially own the shares of Common Stock held by the Children's Trust and the Management Trust for federal securities laws purposes. Mr. Adler disclaims beneficial ownership of the shares of Common Stock held by the Children's Trust and the Management Trust for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.


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       (b) For information  with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

       (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

              On December 29, 1998, the Reporting Person transferred the Warrant to the Children's Trust. No consideration was paid with respect to such transfer.

       (d) Not applicable.

       (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Company's securities as a result of the transfer by the Reporting Person of the Shares to the Management Trust on December 29, 1997. The Reporting Person, however, may still be deemed to be the beneficial owner of more than 5% of the Common Stock of the Company for the reasons set forth in Item 11 of the cover page to this report.


Item 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None.

Item 7.       EXHIBITS.

     None.




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                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  By: /s/ Frederick R. Adler
                                          Frederick R. Adler


Date:  January 7, 1999


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